FIGO Ventures, Inc.
3270 Electricity Drive
Windsor, Ontario
Canada N8W 5JL

May 13, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  John Reynolds

Re:           FIGO Ventures, Inc.
Registration Statement on Form S-1
Filed April 15, 2014
File No. 333-195306

Dear Mr. Reynolds:

I write on behalf of FIGO Ventures, Inc., (the “Company”) in response to Staff’s letter of May 7, 2014, by, John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed , (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●
We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In response to this comment, the disclosure to elect the extended transition period was in error.  The Company revised its disclosure to irrevocable opt-out of the extended transition period.  The Company added disclosures in the section titled, Management Discussion and Analysis of Financial Condition and Results of Operations” to discuss the status and exemptions available to an emerging growth company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to this comment, there are no written communications or research reports responsive to this request.

3. We note that you are registering the resale of the common stock underlying convertible promissory notes. We are unable to locate a detailed discussion of the material terms of the convertible promissory notes, including terms of conversion. Please provide a detailed discussion of the material terms of these convertible promissory notes and file as exhibits. Please note we may have further comments.

In response to this comment, the Company has already included the material terms of the Convertible Promissory Notes in the section titled, “Selling Shareholders” and in Note 3 to the Company’s audited financial statements. The Company filed the Notes in the amended registration statement as requested.

4. Please revise to disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

In response to this comment, the Company provided the disclosure as requested.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed:

o	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

o	THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE NOTE (ASSUMING NO INTEREST PAYMENTS AND COMPLETE CONVERSION THROUGHOUT THE TERM OF THE NOTE);

o
THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE AND THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE NOTE;

o
THE TOTAL POSSIBLE SHARES THE SELLING SHAREHOLDERS MAY RECEIVE AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE CALCULATED BY USING THE CONVERSION PRICE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE AND THE TOTAL POSSIBLE NUMBER OF SHARES THE SELLING SHAREHOLDERS MAY RECEIVE; AND

o
THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THE CONVERTIBLE NOTE, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION PRICE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE ON THAT DATE.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

In response to this comment, the Company provided the requested information.

6. Please provide us, with a view toward disclosure in the prospectus, with the following information:

●	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

●
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

In response to this comment, the Company provided the requested information.

7. Please provide us, with a view toward disclosure in the prospectus, with:

●
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

●
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

In response to this comment, the Company confirms that none of the selling shareholders, their affiliates or persons with whom the selling shareholders have had a contractual relationship has had a material relationship with us other than as a noteholder at any time within the past three years.

8. Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

In response to this comment, no member of the Company’s management team has visited the property and the Company has disclosed such in the amended registration statement.  The Company also included a risk factor to disclose that little is known about the current state of the Rafael mine until further exploration is conducted.

Prospectus Cover Page

9. Please revise to disclose that you will sell at a fixed price until your stock is quoted on the OTCBB or other market. Please note that the pink sheets are not a market for purposes of selling at market prices. Revise throughout the prospectus.

In response to this comment, the Company revised the prospectus to account for a fixed price until its common stock is quoted on the OTCBB or other market as requested.

Summary, page 3

10. Please explain the statement that “while there is current mining ongoing at the Rafael mine, we have just acquired a right to the concessions.”

In response to this comment, there are workers at the Rafael mine but they were not hired by the Company to perform labor.  They are working for the prior concession holder, Mr. Arango.  Mr. Arango and his family are and have always mined the property for their own personal income. The Company’s arrangement with Mr. Arango is that he will continue to operate the mine until the Company is ready to proceed.  The plan is to compensate Mr. Arango with shares of the Company’s stock and he will either stay on and assist the Company or leave when the Company starts operations. Once the Company is able to visit the property to conduct exploration activities, these laborers will likely be assumed to work for the Company.

Risk Factors, page 4

11. We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not yet know of or that you currently consider immaterial. Please delete the second and third sentences of the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

In response to this comment, the Company deleted the second and third sentences of the first paragraph as requested.

12. Please revise the third risk factor subheading on page five. You state that you have recently commenced operations; however, it appears that you are still an exploration stage company and have generated no revenues. Therefore it is unclear how you have commenced operations. Please revise and include clear disclosure of the lack of revenues to date.

In response to this comment, the Company revised the disclosure to clearly indicate that the Company has not yet commenced exploration operations and has no revenues to date.

Selling Shareholders, page 10

13. Please explain how these three shareholders are not deemed to beneficially own the shares underlying the convertible notes. It is unclear when the notes are convertible. Revise this section and the beneficial ownership table as necessary.

In response to this comment, the Company revised to state that the notes are immediately convertible and listed each noteholder as a beneficial owner.

14. Provide a more detailed analysis as to the availability of Rule 144 as it applies to this company and these shareholders. Provide clear disclosure regarding the company’s status as a shell company.

In response to this comment, the Company included detailed analysis as to the availability of Rule 144 as it applies to the Company.

Description of Business page 14

15. Please disclose the material terms of the lease assumption agreement with CGM. In addition, we note that David Young is VP of Mining Operations. Please disclose any relationship, direct or indirect, with CGM. We note that the lease assumption agreement was signed by Robert Young.

In response to this comment, the Company issued shares to CGM for the concession to the Rafael mine. The Company is now required to perform all obligations and make all payments required under the concession. These include conducting all exploration activities and paying all costs associated with those activities. This also includes paying all mining fees and submitting for all government approvals.  The annual fee that maintains the property is referred to as a "canos" and is paid once per year on January 15th. Mr. Arango, the prior concession holder, paid this fee on January 15, 2014 for the year. The other permits that would be required are insurance and environmental certificates. These are already in place since the mine is being operated by Mr. Arango (albeit at a very minimal level). The Company would simply take them over once it arrives at the mine.

16. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

●
An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

●	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

●
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

●	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

In response to this comment, see response to comment 15 above.

17. We note that you disclose quantities of mineral resources in your filing. Please note that under Industry Guide 7 only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove all mineral resource disclosure.

In response to this comment, the Company removed all mineral resource disclosure.

18. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

In response to this comment, until the Company conducts its exploration program in Colombia, the Company will not know how much infrastructure is there or what it will need to build and/or expand the infrastructure. Although there are roads into the property they probably will have to be expanded to move in the equipment required to get the mine operational. The Company will also have to determine what power source to use once it is determined at what pace the Company can begin to exploit the mine.  These issues remain unknown at the present time and will continue to remain unknown until the Company is able to explore the property.

19. We note your disclosure regarding shafts and lateral development. Please revise to clarify this disclosure. For example, define advance guide, casing, and other terms in order to clarify this disclosure.

In response to this comment, the Company cannot clarify the disclosure at this time.  The report from which this disclosure was taken was written four years ago by a geologist for CGM and, while that report provides some useful information, there are many substantial questions that remain and clarifications needed.  The Company intends on conducting firsthand exploration to fill in the blanks in the report and to form its own conclusions.

20. Please revise your sample disclosure to include the type of sample, the size of the sample, the sample identification number, and the sample location. We suggest using tables if disclosing an extensive number of samples.

In response to this comment, the information about samples in the CGM geologist’s report, from which the Company’s disclosures were derived, does not provide adequate information to respond to the Staff’s comment.  As such, the disclosures able samples were removed in the amended registration statement.

21. Additionally, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

In response to this comment, the Company plans to hire a qualified QA/QC firm in Canada or the United States for this work, but has not yet done so. As such, the Company is unable to provide the information requested in this comment.

22. Please disclose the specific permits that you have obtained or must obtain in order to perform your exploration or exploitation activities in Colombia. Include the timeframe and costs associated with obtaining these permits.

In response to this comment, see response to comment 15 above.

23. We note the disclosure on page 17 regarding your planned exploration program. Please provide a more detailed discussion of the work to be undertaken and provide clear disclosure regarding the impact lack of funding may have upon your proposed exploration program.

In response to this comment, the Company expanded on its disclosure to explain that it is working off of a four year old report about the Rafael mine, and while the report contains enough information for the Company to formulate an exploration program, it is insufficient to allow more detail of the work that must ensue. The Company included a disclosure about the effect that a lack of funding will have on the project.

Statements of Operations, page F-3

24. We note you recorded $316,507 of debt extinguishment income during the year ended December 31, 2012. Please provide disclosure in the notes to your financial statements to describe your debt, its extinguishment and how the amount was derived.

In response to this comment, the Company added a new Note 6 detailing debt extinguishment income in the amended registration statement filed concurrently with this response.

Statements of Cash Flows, page F-6

25. We note the inception date is disclosed as May 26, 2014. Please revise this typographical error in your next amendment.

In response to this comment, the Company has revised this typographical error in the amended registration statement filed concurrently with this response.

Statements of Stockholders Equity (Deficit), page F-7

26. We note you recorded “Acquisition of treasury shares” for $(45,000) and the following line item “Beneficial conversion feature on convertible promissory notes” $45,000 during the six months ended January 31, 2014. Please provide disclosure in the notes to your financial statements to describe the terms of the purchase of treasury shares, parties involved and whether you used cash to acquire these treasury shares. Please explain whether the two transactions are with related parties.

In response to this comment, the Company expanded Note 4 – Stockholders’ Equity to more clearly describe the terms of the transactions and the parties involved. These notes are not to related parties.

Note 3 – Promissory Notes, page F-11

27. We note you are to register 22,500,000 shares of your common stock issuable upon conversion of the convertible promissory notes and these shares will be offered by your selling shareholders named in the Prospectus for the offering price of $0.001 per share [page 3]. Please clarify or revise your footnote to state clearly, if true, these promissory notes that were issued for $45,000 will convert to 22,500,000 shares of your common stock. In addition, tell us in your response how you plan to account for the conversion of your convertible promissory notes and issuance of shares.

In response to this comment, the Company expanded Note – 3 Convertible notes to add the requested information.

Note 4- Stockholder’s Equity, page F-12

28. We note your disclosure that on November 14, 2012, Figo Ventures filed an amendment to its Articles of Incorporation whereby the aggregate number of shares which the Company shall have authority to issue is 100,000,000 shares, consisting of 90,000,000 shares of Common Stock and 10,000,000 of Preferred Stock. Please clarify whether the common shares have been retroactively adjusted for the 1-for-25 reverse stock split.

In response to this comment, the authorized shares were not reversed in the split; only the outstanding shares were reversed.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 24

29. Please reconcile the $550,000 figure here with the amounts disclosed under Planned Exploration Program beginning on page 17.

In response to this comment, the Company corrected the figure.

Directors and Executive Officers, page 24

30. Please revise to disclose the dates of employment for Ms. Wlodarkiewicz with Berkshire International Finance, Inc. Please disclose the principal business of all employers for Ms. Wlodarkiewicz and Mr. Young. See Item 401(e) or Regulation S-K.

In response to this comment, the Company expanded to provide the dates of employment with Berkshire and principal business of Ms. Wlodarkiewicz’s employers.

31. Please revise to disclose any arrangement or understanding between Ms. Wlodarkiewicz or Mr. Young and any other person(s) (naming such person(s)) pursuant to which she was selected as a director of the company as required by Item 401(a) of Regulation S-K. Also, please describe briefly any arrangement or understanding between Ms. Wlodarkiewicz or Mr. Young and any other person(s) (naming such person(s)) pursuant to which she was selected as an officer of the company as required by Item 401(b) of Regulation S-K.

In response to this comment, the Company updated its disclosures as required by Item 401 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

32. Please disclose the natural person with investment or voting power over the shares held by CGM Resources Limited.

In response to this comment, the Company included the natural person with investment and voting power over the shares held by CGM.

Certain Relationships and Related Transactions, page 28

33. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

In response to this comment, there are no promoters of the Company.

Item 15. Recent Sales of Unregistered Securities, page II-2

34. Please provide clear disclosure for all securities transactions for the past three years, as required by Item 701 of Regulation S-K. We note the issuance of stock and the convertible promissory notes issued, as referenced in the statement of changes in stockholders equity table. Disclose the facts supporting your reliance on the exemption for each transaction.

In response to this comment, the Company updated Item 15 with all securities transactions in the past 3 years.

Exhibits

35. Exhibits 3.1 and 10.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file this exhibit in the proper searchable format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to this comment, the Company filed in the property searchable format.

36. In addition, please file Exhibit 10.1 in its entirety. The exhibit refers to the prior lease agreement, which with this lease makes the entirety of the agreement. However, the prior lease agreement does not appear to be filed. Instead, attached is a work program and schedule. Please revise or advise.

In response to this comment, the language in the Lease Assumption Agreement was poorly written.  There is no separate agreement.   It should more properly state that “The Assignor and the Assignee entered into this Lease Assumption Agreement…”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Ania Wlodarkiewicz
Ania Wlodarkiewicz

Enclosure (Acknowledgment by the Company)